News release

Zi Corporation to Acquire Assets of Decuma AB of Sweden

Purchase of Handwriting Recognition Technology to Expand Zi's Suite of User Interface
Technologies for Mobile Devices

CALGARY, AB and LUND, SWEDEN, December 14, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that it has signed an agreement to purchase the assets of handwriting recognition software specialists Decuma AB for a purchase price of approximately US$1.0 million, payable in newly issued shares of Zi Corporation common stock. Under the agreement, Zi will purchase all intellectual property and substantially all other assets and trade accounts, the latter subject to price adjustment, of privately-held Decuma.

President and CEO Michael D. Donnell said that the acquisition of Decuma expands Zi's suite of technologies and fits into the Company's strategy of providing a broad range of solutions that improve and enhance the user's experience with wireless handheld devices.

Decuma's handwriting recognition technology creates a new concept for handwritten text input that is modelled closely to actual writing with pen on paper. It is very accurate and designed to make handwritten text input natural and fast. Since users do not have to become skilled at a specific writing style, learn special characters or master a special alphabet, they can focus on the content rather than the writing style.

"Decuma's innovative handwriting recognition technology is definitely complementary to Zi's eZiText®," Donnell said. "The combination of Decuma's handwriting recognition and Zi's prediction technology fits our strategy of developing software to simplify and enhance the use of mobile devices. By marrying our prediction technology with Decuma's advanced handwriting recognition, we believe we can further strengthen our competitive advantage and increase market share by offering a more complete suite of well differentiated products. We look forward to assimilating Decuma into our business and working closely with its innovative staff."

The transaction, which is expected to close in early January 2005 following approval by Decuma's shareholders, is subject to Zi's receipt of certain contract assignments and various acknowledgments pertaining to the business operations of Decuma. The issuance of Zi shares is subject to regulatory approvals.

The Swedish company developed its handwriting recognition software based upon its patented Geometrical Invariant Technology (GIT). With solutions for Western languages, Japanese and Chinese, Decuma offers handwriting recognition software to end users as well as manufacturers of handheld devices.

Decuma's product line consists of three handwriting recognition software products: Decuma OnSpot, for English, French, Spanish, German, Italian and other Western languages; Decuma Chinese for Simplified and Traditional Chinese; and Decuma Japanese, which supports Kanji, Hiragana, Katakana, English alphabetic characters and Arabic numbers. The Company products are compatible with the Palm operating system, Windows CE and the Symbian operating system.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com